December 4, 2019

Edward Coll
Chief Executive Officer
Pangaea Logistics Solutions, Ltd.
c/o Phoenix Bulk Carriers (US) LLC
109 Long Wharf
Newport, RI 02840

       Re: Pangaea Logistics Solutions Ltd.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 20, 2019
           File No. 1-36798

Dear Mr. Coll:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Item 6. Selected Financial Data
Selected Data from the Consolidated Statements of Operations, page 40

1. We note your presentation of the non-GAAP financial measure, net revenue within
      Selected Financial Data. Please revise your Selected Financial Data to be presented on a
      GAAP basis. If you wish to present the non-GAAP financial measure, net revenue, together with Selected Financial Data, please revise to segregate it from your GAAP
      Selected Financial Data.
2. Please reconcile the non-GAAP measure, net revenue, to the most directly comparable
      GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, please revise the title of your non-GAAP measure as it appears confusingly similar to titles or descriptions used for GAAP financial measures. Refer to Item 10(e)(1)(ii)(E) of
      Regulation S-K. Similar revisions should be made in your quarterly reports on Form 10-Q
 Edward Coll
Pangaea Logistics Solutions, Ltd.
December 4, 2019
Page 2
         and to public disclosures and earnings releases provided in your Form 8-K. Please also refer to Regulation G.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yolanda Guobadia, Senior Staff Accountant, at (202) 551-3562 or
Sondra Snyder, Senior Staff Accountant, at (202) 551-3332 with any questions.



FirstName LastNameEdward Coll                                Sincerely,
Comapany NamePangaea Logistics Solutions, Ltd.
                                                             Division of
Corporation Finance
December 4, 2019 Page 2                                      Office of Energy &
Transportation
FirstName LastName